Exhibit 99.2

VERMILION ENERGY INC. REPORT OF VOTING RESULTS (SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held virtually on April 28, 2021. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 23, 2021 (the "Information Circular") available on Sedar at www.sedar.com.

An aggregate of 40,454,887 common shares of Vermilion (being 25.46% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The following sets forth a brief description of each matter voted upon at the Meeting and the outcome of the vote:

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at eight (8).

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
39,930,025	98.76%	500,204	1.24%

2.	Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	38,447,022	95.72%	1,720,027	4.28%
Larry J. Macdonald	37,735,846	93.95%	2,431,203	6.05%
Carin S. Knickel	34,645,451	85.09%	6,070,598	14.91%
Stephen P. Larke	38,294,678	95.34%	1,872,371	4.66%
Dr. Timothy R. Marchant	39,263,276	97.75%	903,773	2.25%
Robert Michaleski	38,341,961	95.46%	1,825,088	4.54%
William B. Roby	39,418,725	98.14%	748,324	1.86%
Catherine L. Williams	38,676,030	96.30%	1,486,503	3.70%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
39,779,970	98.27%	698,500	1.73%

4.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
17,169,256	41.77%	23,934,445	58.23%